UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
INSIDE.COM INC.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 25, 2006

Physical address of issuer
9415 Culver Boulevard Culver City, CA 90232

Website of issuer
https://inside.com/

Current number of employees/1099s
Emloyees:17; 1099s:17

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,992,153	$1,942,292
Cash & Cash Equivalents	$1,611,312	$1,712,985
Accounts Receivable	$337,907	$185,138
Short-term Debt	$258,494	$184,925
Long-term Debt	$3,176,277	$3,176,277
Revenues/Sales	$1,896,741	$1,686,625
Cost of Goods Sold	$636,800	$918,179
Taxes Paid	$2,450	$3,612
Net Income (Loss)	$-23,708	$-703,071

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

[INSIDE]

**EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 28, 2021**

INSIDE.COM INC.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

INSIDE.COM INC. is a Delaware C-Corporation, formed on October 25, 2006.

The Company is located at 9415 Culver Boulevard Culver City, CA 90232.

The Company's website is https://inside.com/.

Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email-based news research platform delivering weekly newsletters including top news stories in a variety of topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company. The Company is a C-Corporation; it previously operated under the name Mahalo.Com Inc.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. We have filed this report as of the filing date above, and the report may be found on the company's website at https://investors.inside.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has incurred losses from inception of approximately $25 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to its newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company is operating in a space with low barriers to entry. Competitors can easily enter Inside.Com's market and launch competitive products. Furthermore, Inside.com does not have any filed patents which it can leverage to maintain a defensible position.

The Company forecasts project aggressive growth in 2021. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its internal financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Related party transactions. The Company has conducted the following transactions with related persons: 1) During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31 2020-2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements. 2) Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was non-interest bearing with no set maturity date. At December 31 2020-2016, the balance outstanding was $60,000.

Conflicts of Interest. The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: The Company's CEO, Jason Calacanis, has previously collaborated with SI Securities, LLC in the 2017 LAUNCH Festival, in which SI Securities, LLC sponsored the event for $50,000 and agreed to pay a $5,000 per company commission to LAUNCH for certain companies that went on to launch a campaign on the SI Securities, LLC platform within a 12 month period after the festival. Mr. Calacanis and SI Securities, LLC have previously collaborated on other LAUNCH events as well.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 57.48% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Inside is an email-based news-research product that aims to make professionals smarter and better informed. Our secret recipe? We hire smart news junkies who are truly passionate about the topics and industries we cover. Turns out that a bright human can distill, curate, and synthesize the news better than the fanciest software on earth.

Business Plan
Inside's email newsletters aim to make professionals smarter and better informed.

Inside grew YoY revenue from $1,686,625 in 2019 to $1,896,741 in 2020; our Q1 2020/2021 QoQ revenue grew from $368,689 to $805,186. We currently publish 16 newsletters that span various topics including AI, business, cryptocurrency, ecommerce, security, general news, among others.

We've built our editor tool/CMS from scratch. Key features include an ad server, custom analytics tool, a priority publishing system, and an email template management workflow.

Inside, founded by Jason Calacanis, a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's the founder of a series of conferences that bring entrepreneurs together with potential investors.

The Company's Products and/or Services
Inside newsletters cover a wide range of topics. Each newsletter goes through a rigorous editorial process directed at packaging and synthesizing the most interesting stories of the day in a given topic. Additionally, in Q2, 2021 Inside will commencing production of events and podcasts.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4702428	INSIDE	Jan 29, 2014	Mar 17, 2015	United States of America

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jason M. Calacanis	CEO, Director	Jason Calacanis is a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's the founder of a series of conferences that bring entrepreneurs together with potential investors. Jason is currently working on the Company parttime.
Elliot Cook	COO	Elliot Cook is a Los Angeles-based program manager.
Kelly Schricker	VP Operations	Kelly Schricker, Portland-based operations exec with 10 yrs exp, previous founder & certified scrum master.
Roelof Botha	Director	Partner at Sequoia Capital
Matt Coffin	Director	Investor at Coffin Capital and Ventures

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently operates virtually and has 17 employees and 17 1099 contractors in the US and oversees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities as of December 31, 2020:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities (on a fully diluted basis*)	Other material terms
Common stock	10,364,357	Holders have one vote per share of common stock held.	33.87%	N/A
Series A Preferred Stock	7,727,270	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	25.25%	N/A
Series B Preferred Stock	4,443,782	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	14.52%	N/A
Warrants to purchase Series B Preferred Stock	For the purchase of 1,094,748 shares of Series B Preferred Stock	N/A	3.58%	Exercise price of $0.001 per share; issued alongside the convertible notes (see below); expires 5 years from grant date.
Convertible promissory notes	$506,018	N/A	0.40%	See below**
Options (pursuant to the Company's 2017 and 2006 Stock Option Plans)	4,453,106	N/A	14.55%	N/A
Crowd Notes	$1,872,946.85	N/A	N/A	N/A

* (1) Assumes conversion of outstanding convertible promissory notes into shares of Series B Preferred Stock (see note ** below). (2) Does not include conversion of outstanding crowd notes.
** The convertible promissory notes were issued between August and November 2016. Such notes mature August 5, 2022, at which point, unless holders elect by majority written consent for an extension, the notes will convert into Series B Preferred Stock at the original issue price of the Series B Preferred Stock ($4.16 per share). The notes automatically convert in a qualified equity financing of $2,000,000 at a 20% discount. If a corporate transaction occurs prior to maturity or a qualified equity financing, the notes would convert into Series B Preferred Stock at the original issue price of the Series B Preferred Stock ($4.16 per share). The notes bear 6% per annum interest.

The Company has the following debt outstanding: $3,176,277 (Convertible & Cloud Notes).

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Jason Calacanis and Sequoia Capital XII Funds.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership of the Company by the holders of such securities (on a fully diluted basis)*
Jason Calacanis	Common Stock Warrants Convertible promissory notes ($250,000)**	31.79% 1.77% 0.20%
Sequoia Capital XII; Sequoia Technology Partners XII; Sequoia Capital XII Principals Fund	Series A Preferred Stock Series B Preferred Stock Warrants Convertible promissory notes ($250,000)**	20.79% 1.57% 1.77% 0.20%

* See note * above in "Capitalization" section.
** See note ** above in "Capitalization" section.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email-based news-research platform delivering periodic newsletters including top news stories in over fifteen topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company.

The Company has incurred losses from inception of approximately $25 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company records online advertising revenue from advertisements included in the Company's weekly newsletters as well as those run on the Company's YouTube Channel Mahalodotcom and is recognized in the month the advertisement is run.

The Company offers 30-day subscriptions to its email-based newsletter service. Subscriptions received are recorded as deferred revenue and recognized over the 30-day subscription period. The Company recognizes consulting revenue on short term contracts over the period the services are to be provided, or per attaining specific milestones, as detailed in the individual agreements. The Company recognizes revenue for purchases of its mobile application on the date of purchase.

Liquidity and Capital Resources

We have approximately $1,611,312 in cash on hand as of December 31 2020.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, current investors and other readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A Preferred Stock	December 2006	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	7,727,270 Shares	Working Capital
Series B Preferred Stock	May 2007	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	4,443,782 Shares	Working Capital
Convertible Notes	August - November 2016	Section 4(a)(2) of the Securities Act of 1933	Convertible Note	$506,018	Working Capital
Crowd Notes	August 2018	Regulation D 506(c) and Regulation CF	Convertible Note	$1,872,946.85	Working Capital

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series A	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.044 per share per annum. Dividends are only payable if declared by the Board, and are non-cumulative.	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	Convertible into common stock at the option of the holder, as described in the Company's charter.
Series B	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.333 per share per annum.	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus	Convertible into common stock at the option of the holder, as described in the Company's charter.

	Dividends are only payable if declared by the Board, and are non-cumulative.	described in the Company's charter.	all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31 2020-2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements.

Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was non-interest bearing with no set maturity date.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

> The Company's CEO, Jason Calacanis, has previously collaborated with SI Securities, LLC, initially in the 2017 LAUNCH Festival, in which SI Securities, LLC sponsored the event for $50,000 and agreed to pay a $5,000 per company commission to LAUNCH for certain companies that went on to launch a campaign on the SI Securities, LLC platform within a 12-month period after the festival. Mr. Calacanis and SI Securities, LLC subsequently collaborated on other parallel LAUNCH events in 2018 and 2019 as well.

OTHER INFORMATION

Bad Actor Disclosure
None.

What is my ongoing relationship with the Company?
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Elliot C.R. Cook
_____
(Signature)

Elliot C.R. Cook
_____
(Name)

COO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Elliot C.R. Cook
_____
(Signature)

Elliot C.R. Cook
_____
(Name)

COO
_____
(Title)

April 28, 2021
_____
(Date)

/s/Roelof Botha
_____
(Signature)

Roelof Botha
_____
(Name)

Director
_____
(Title)

April 28, 2021
_____
(Date)

/s/Jason Calacanis
_____
(Signature)

Jason Calacanis
_____
(Name)

Director
_____
(Title)

April 28, 2021
_____
(Date)

/s/Matt Coffin
_____
(Signature)

Matt Coffin
_____
(Name)

Director
_____
(Title)

April 28, 2021
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

[INSIDE]

COMPANY CERTIFIED FINANCIALS

To Whom It May Concern:

I, Elliot C.R. Cook certify that the financial statements of Inside.com Inc. included in this Form are true and complete in all material respects.

_____

Elliot C.R. Cook
Inside.Com Inc.
COO

[INSIDE]

Inside.Com Inc.

Balance Sheet
As of December 31, 2020

	JAN - DEC 2019	JAN - DEC 2020
ASSETS		
Current Assets		
Bank Accounts		
ABernstein5488	10,598	10,656
ABernstein9620	13,585	13,735
BSA Clearing	-1,600	8,000
PayPal Bank	398	4,092
Petty Cash	0	0
Rippling Clearing	0	18,264
Skrill	10	10
Stripe Account	419	774
WF-House-2783	412	0
WF-Operating-563	1,689,153	1,555,781
WF-PayPalStandard-733	10	0
Total Bank Accounts	**$1,712,985**	**$1,611,312**
Accounts Receivable		
Acc Receivable clearing	0	0
Accounts Receivable	185,138	337,907
Total Accounts Receivable	**$185,138**	**$337,907**

Inside.Com Inc.

Balance Sheet

As of December 31, 2020

	JAN - DEC 2019	JAN - DEC 2020
Other Current Assets		
Employee Advance	0	0
Interest Receivable	0	0
Notes Receivable - Employees	30,477	30,477
Prepaid items	8,042	6,808
SL ADJ - Prepaid Rent	0	0
Tesla Deposit	0	0
Undeposited Funds	0	0
Total Other Current Assets	**$38,519**	**$37,285**
Total Current Assets	**$1,936,642**	**$1,986,504**
Fixed Assets		
Accumulated Depreciation	0	0
Computer Equipment	0	0
Furniture and Fixtures	0	0
Office Equipment	5,584	5,584
Property and Equipment	0	0
Video Equipment	0	0
Total Fixed Assets	**$5,584**	**$5,584**
Other Assets		
Capitalized Expense	0	0
Development Costs	0	0
Domain Name	65	65
Impairment Reserve	0	0
Intellectual Property	0	0
Security Deposit	0	0
Total Other Assets	**$65**	**$65**
TOTAL ASSETS	**$1,942,292**	**$1,992,153**

Inside.Com Inc.

Balance Sheet

As of December 31, 2020

	JAN - DEC 2019	JAN - DEC 2020
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	117,144	205,575
Total Accounts Payable	**$117,144**	**$205,575**
Credit Cards		
American Express	5,696	334
Divvy	189	-9,309
Total Credit Cards	**$5,886**	**$ -8,975**
Other Current Liabilities		
Accrued Sales Commission	0	0
Accured Liability	0	0
Deferred Revenue	0	0
Due to Community (M$)	0	0
FSA-Employee Advance	1,674	1,674
HSA-Employee Advance	0	0
Loan Payable Stockholder	60,000	60,000
Payroll Liabilities	221	221
Security Deposit Payable	0	0
Total Other Current Liabilities	**$61,895**	**$61,895**
Total Current Liabilities	**$184,925**	**$258,494**
Long-Term Liabilities		
Accrued Interest - Convertible Notes	42,556	42,556
Convertible Notes Payable	506,018	506,018
Crowd Notes - Series 1	2,627,703	2,627,703
Total Long-Term Liabilities	**$3,176,277**	**$3,176,277**
Total Liabilities	**$3,361,202**	**$3,434,772**
Equity		
Capital Stock	3,855	3,855
Opening Bal Equity	0	0
Paid-In Capital	23,317,771	23,317,771
Retained Earnings	-24,037,466	-24,740,537
Net Income	-703,071	-23,708
Total Equity	**$ -1,418,911**	**$ -1,442,618**
TOTAL LIABILITIES AND EQUITY	**$1,942,292**	**$1,992,153**

[INSIDE]

Inside.Com Inc.

Profit and Loss
January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
Income			
Current Income			$0
Discounts/Refunds	-5,000		$ -5,000
Newsletter Revenue			$0
NL Ad Sales	1,397,098	1,607,578	$3,004,676
NL Subscriptions	89,518	82,739	$172,257
Total Newsletter Revenue	**1,486,617**	**1,690,317**	**$3,176,934**
Other Income	49,170	0	$49,170
Patreon	1,046	546	$1,593
Podcast		26,000	$26,000
Total Current Income	**1,531,833**	**1,716,863**	**$3,248,696**
Legacy Income			$0
App Sales			$0
Android			$0
Amazon	62	59	$122
Google	2		$2
Total Android	**64**	**59**	**$123**
Apple			$0
iBook	336	260	$595
Total Apple	**336**	**260**	**$595**
Total App Sales	**400**	**319**	**$719**
Video Advertising			$0
YT Mahalodotcom	154,393	179,559	$333,951
YT MahaloGames	0		$0
Total Video Advertising	**154,393**	**179,559**	**$333,951**
Total Legacy Income	**154,793**	**179,878**	**$334,670**
Total Income	**$1,686,625**	**$1,896,741**	**$3,583,366**
Cost of Goods Sold			
External Cost	79,304	40,806	$120,111
Internal Cost			$0
Editorial			$0
1099	497,201	263,483	$760,684
Advertising & Marketing		3,717	$3,717
Dues & subscriptions/Saas	411	7,116	$7,526
HR/Recruiting		1,702	$1,702
Meals & Entertainment		45	$45
Payroll			$0
Medical Insurance	6,922	24,652	$31,574
Wages & Taxes	312,455	259,231	$571,686

Inside.Com Inc.

Profit and Loss
January 2019 - December 2020

[INSIDE]

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
Total Payroll	319,376	283,884	$603,260
Supplies & Materials - COGS		4,890	$4,890
Web Hosting	21,886	31,157	$53,043
Total Editorial	838,875	595,993	$1,434,868
Total Internal Cost	838,875	595,993	$1,434,868
Total Cost of Goods Sold	$918,179	$636,800	$1,554,979
GROSS PROFIT	$768,447	$1,259,941	$2,028,388
Expenses			
Administrative			$0
1099	234	300	$534
Advertising and Promotion	23,672	1,097	$24,769
Dues & subscriptions/SaaS	4,920	37,112	$42,032
Meals & Entertainment	4,117	115	$4,232
Payroll			$0
Medical Insurance	13,035	6,000	$19,035
Wages & Taxes	221,331	186,868	$408,199
Total Payroll	234,365	192,868	$427,233
Total Administrative	267,309	231,492	$498,801
Automobile Expense			$0
Auto Rental	91		$91
Parking	23		$23
Total Automobile Expense	114		$114
Bad Debt	18,541	2,500	$21,041
Bank Service Charges	3,780	8,523	$12,303
Business Development - Email	-66		$ -66
1099	62,201	30,559	$92,760
Business Gift	50	230	$280
Commissions/Bonuses (1099)	6,547	5,000	$11,547
Commissions/Bonuses (W2s)	167,629	225,157	$392,786
Dues & subscriptions/SaaS	22,251	42,331	$64,582
Kickers		75,000	$75,000
Meals & Entertainment	8,071	361	$8,431
Other Business Expenses		603	$603
Payroll		1,223	$1,223
Medical Insurance	17,737	13,295	$31,031
Wages & Taxes	434,530	298,758	$733,288
Total Payroll	452,266	313,276	$765,543
Total Business Development - Email	718,949	692,518	$1,411,466

Inside.Com Inc.

Profit and Loss
January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
Business Development - Events			$0
Car Service/Taxi	2,007	85	$2,092
Dues & subscriptions/SaaS	30	73	$103
Meals & Entertainment	4,381	2,784	$7,165
Payroll			$0
Medical Insurance	-131	-28	$ -160
Wages & Taxes	27,325	44,015	$71,340
Total Payroll	**27,194**	**43,987**	**$71,180**
Travel		17	$17
Total Business Development - Events	**33,611**	**46,946**	**$80,557**
Credit Card Fee	95		$95
HR/Recruiting	10,390	9,828	$20,219
Insurance			$0
Auto Insurance	519	519	$1,038
D & O	7,626	6,398	$14,024
Property/ Liability	2,340	2,328	$4,668
Work Comp	2,152	1,805	$3,958
Total Insurance	**12,638**	**11,050**	**$23,688**
Interest Expense	12		$12
Licenses and Permits		850	$850
Merchant	781	11,682	$12,463
Merchant Fees	5,976		$5,976
PayPal Service Fee		221	$221
Stripe Payment Processing Fees	10,233	3,679	$13,912
Total Merchant Fees	**16,209**	**3,900**	**$20,108**
Office Supplies	8,729	3,553	$12,282
Payroll Processing Fee	5,173	4,506	$9,679
Payroll Taxes	-48	115	$66
Penalty	102		$102
Postage & Delivery	301	304	$605
Printing & Duplication	694		$694
Professional Fees	4,092		$4,092
Accounting Fees	10,289		$10,289
Bookkeeping	10,050	10,513	$20,563
Consulting Fees	500		$500
Legal Fees	2,338	1,575	$3,913
Total Professional Fees	**27,268**	**12,088**	**$39,356**
Rent Expense	6,120	880	$7,000
Research/Reference Material	229		$229
SAS/Dues & Subscriptions	112,372	8,762	$121,134

Inside.Com Inc.

Profit and Loss
January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
Tax Expense			$0
State Tax	3,612	2,450	$6,062
Total Tax Expense	**3,612**	**2,450**	**$6,062**
Tech Supplies & Exp		804	$804
Technology Exp			$0
1099	221,205	228,735	$449,940
Computer Supplies	-421		$ -421
Software Expense	107		$107
Total Technology Exp	**220,891**	**228,735**	**$449,626**
Telecommunication	90		$90
VPN	67		$67
Total Telecommunication	**157**		**$157**
Travel Expense	265		$265
Airfare	766		$766
Car Service/Taxi/Milage	2,616	688	$3,304
Meals & Entertainment	252		$252
Total Travel Expense	**3,898**	**688**	**$4,586**
Uncategorized Expense		1,386	$1,386
Total Expenses	**$1,471,928**	**$1,283,557**	**$2,755,485**
NET OPERATING INCOME	$ -703,481	$ -23,615	$ -727,097
Other Income			
Interest/Dividend Income	410	208	$618
Total Other Income	**$410**	**$208**	**$618**
Other Expenses			
Reimbursed Expenses		300	$300
Total Other Expenses	**$0**	**$300**	**$300**
NET OTHER INCOME	$410	$ -92	$318
NET INCOME	$ -703,071	$ -23,708	$ -726,779

Inside.Com Inc.

Statement of Cash Flows
January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
OPERATING ACTIVITIES			
Net Income	-703,071.10	-23,707.58	$ -726,778.68
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable	-30,220.91	-152,768.50	$ -182,989.41
Prepaid items	16.99	1,234.13	$1,251.12
Prepaid items:Payroll Fees (Prepaid)	-3,641.67		$ -3,641.67
Accounts Payable	43,748.90	88,430.22	$132,179.12
American Express	-12,850.39	-5,362.40	$ -18,212.79
Divvy	189.45	-9,498.32	$ -9,308.87
Payroll Liabilities	8.68		$8.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,748.95**	**-77,964.87**	**$ -80,713.82**
Net cash provided by operating activities	**$ -705,820.05**	**$ -101,672.45**	**$ -807,492.50**
INVESTING ACTIVITIES			
Domain Name	-23.14		$ -23.14
Net cash provided by investing activities	**$ -23.14**	**$0.00**	**$ -23.14**
NET CASH INCREASE FOR PERIOD	**$ -705,843.19**	**$ -101,672.45**	**$ -807,515.64**

INSIDE.COM, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the years ended 31 December, 2019-2020

	Common Stock Shares	Preferred Stock Series A Shares	Preferred Stock Series B Shares	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance - 31 December 2019	10,364,357	7,727,270	4,443,782	23,317,771	($24,037,466)	($719,695)
Net loss					($703,071)	($703,071)
Balance - 31 December 2020	10,364,357	7,727,270	4,443,782	23,317,771	($24,740,537)	($1,422,766)